July 18, 2019
Via E-mail
Sandeep Reddy
Chief Financial Officer
Guess, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

       Re:     Guess, Inc.
               Form 10-K for the Fiscal Year Ended February 2, 2019 Filed March 29, 2019
               File No. 1-11893

Dear Mr. Reddy:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated July 14, 2015, you discussed contacts with Syria and Sudan.
      Guess Watches' website identifies Allied Business Co. in Damascus, Syria in the Global
      Contacts section. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls.
      Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since the 2015 letter, including contacts with their governments, whether through subsidiaries, licensees, distributors, affiliates, or other direct or indirect arrangements.

   2. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the
 Sandeep Reddy
Guess, Inc.
July 18, 2019
Page 2

         subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                             Sincerely,

                                                             /s/ Cecilia Blye

                                                             Cecilia Blye,
Chief
                                                             Office of Global
Security Risk

cc:      John Reynolds
         Assistant Director